SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 07/18

Restatement of the Financial Statements for 2017

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to the provisions of CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general, complementing its Notices to the Market No. 26/17 and 29/17, released by the Company on November 14 and 24, 2017, respectively, and statements of Material Facts No. 03/18, 04/18 and 06/18, released by the Company on March 23, April 12 and May 10, 2018, respectively, that it filed with the CVM on the date hereof a restatement of the Financial Statements for the fiscal year ended December 31, 2017 (“2017 FS”), with an amendment and restatement of the financial statements for the fiscal years ended December 31, 2016 and December 31, 2015 required for comparison purposes (“2016 FS” and “2015 FS”) and an unqualified auditors report on our individual and consolidated financial statements for the fiscal year ended December 31, 2017.

As already disclosed in Note No. 32 to the our unaudited consolidated interim financial information as of September 30, 2017 (“FI 3Q17”), during the preparation of our FI 3Q17, the Company's Management identified an investment by its indirect subsidiary UEG Araucária Ltda. (“UEG Araucária”) in a Multimarket Investment Fund, which held shares of other investment funds that in turn invested in a private company, whose main asset is a real estate development.

In light of such finding and in compliance with the best governance practices, the Company's Management relied on independent experts that, together with the Management, conducted an internal investigation into the nature, the accounting classification and value of such investment, other impacts and the circumstances of the investment. The valuation has already been concluded and the investigations are in their final stage and about to be concluded.

After the valuation was concluded and during the investigations, we found that:

(i)                 the investment occurred strictly in the UEG Araucária;

(ii)               this investment violated Copel’s investment policy, which authorizes investments in wholly-owned investment funds only to the extent such funds invest exclusively in bonds issued by the Brazilian federal government or by financial institutions controlled by the Brazilian federal government;

Material Fact - 07/18

(iii)             it was necessary to recognize a provision for the impairment of the investment in 2015 and 2016 in light of (a) its specific characteristics, including the status of its underlying real estate development and the outlook for its future cash flow generation, and (b) the fact that the information known during the preparation of the 2015 FS and the 2016 FS was already available at the time and should have been considered in preparing the consolidated financial statements for such periods; and

(iv)              based on the legal and corporate documents of the investment funds in which UEG Araucária invested, UEG Araucária started to have significant influence in the private company in which such funds invested, as from July 2015, even though indirectly. From July 2015, the remaining balance of the investment, until then classified as a financial instrument measured by its fair value pursuant to an independent appraisal report, became measured and disclosed as an associate. The effects of the change in the asset classification were recorded in the company's profit or loss of that year.

This investment amounted to R$111.8 million in 2015 and to R$165.7 million in 2016 and was recognized in both periods under “Bonds and Securities”, as a current asset. This accounting classification was based on the information delivered by the management of UEG Araucária to the Company’s Management, pursuant to which that investment was made in a wholly-owned fund, that was composed of shares issued by other investment funds and government bonds, with immediate liquidity and that were available for sale.

Based on our conclusions with respect to the accurate classification and valuation of the above discussed investment, our Management determined the following adjustments:

(i)                 Until July 2015: determination of the fair value of the financial instrument, identifying the necessity to reduce the asset by R$99.0 million, with the corresponding increase in financial expenses and reclassification of the remaining balance as an investment in an associate;

(ii)               As of December 31, 2015: recognition of a provision for devaluation of R$5.0, with the corresponding decrease in equity in earnings of investees; and

(iii)             As of December 31, 2016: recognition of a provision for devaluation of R$59.6 million, of which R$ 55.3 million was recognized in equity in earnings of investees and R$4.3 million in financial expenses.

In light of the above, the 2015 FS and the 2016 FS, presented for comparative purposes, have been restated so that the provisions discussed above were recognized the remaining balances of this investment, in the amount of R$ 7.8 million in 2015 and R$9.6 million in 2016, were also reclassified to non-current assets, as Investments.

In addition to the above, as discussed in our statement of Material Fact No. 04/18, Copel Distribuição recognized adjustments to the impact of tax litigation in earlier fiscal years. As a result of such adjustments, we recognized an increase of R$ 32.0 million in “Financial expenses” as of December 31, 2016 and a corresponding increase in the provision for litigation under our non-current liabilities, as well as an increase under “Deferred income tax and social contribution” in our Income Statement, amounting to R$ 10.9 million, and the corresponding increase in “Deferred Taxes” in our non-current assets.

Material Fact - 07/18

As a result of the adjustments discussed above, the financial statements for the fiscal year ended December 31, 2015 and December 31, 2016, required for comparison purposes, were amended and restated in the restated financial statements for the fiscal year 2017. Please refer to our Standard Financial Statements (Demonstrações Financeiras Padronizadas – DFP) for detailed information (Note No. 4.1).

The following charts reflect the impact of the adjustments discussed above in our Balance Sheet and our Income Statement for the above discussed periods.

			Parent Company			Consolidated
01.01.2016	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated

STATEMENTS OF FINANCIAL POSITION
Assets	16,953,724	(83,189)	16,870,535	28,947,657	(103,986)	28,843,671
Current assets	793,345	-	793,345	6,933,397	(111,760)	6,821,637
Bonds and securities	168	-	168	406,274	(111,760)	294,514
Noncurrent assets	16,160,379	(83,189)	16,077,190	22,014,260	7,774	22,022,034
Investments	14,140,573	(83,189)	14,057,384	2,224,710	7,774	2,232,484
Liabililties	16,953,724	(83,189)	16,870,535	28,947,657	(103,986)	28,843,671
Equity	14,245,728	(83,189)	14,162,539	14,584,478	(103,986)	14,480,492
Attributable to controlling shareholder's	14,245,728	(83,189)	14,162,539	14,245,728	(83,189)	14,162,539
Profit retention reserve	5,413,572	(83,189)	5,330,383	5,413,572	(83,189)	5,330,383
Attributable to non-controlling interest	-	-	-	338,750	(20,797)	317,953

Material Fact - 07/18

			Parent Company			Consolidated
	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
12.31.2016
STATEMENTS OF FINANCIAL POSITION
Assets	17,320,563	(146,067)	17,174,496	30,434,209	(145,309)	30,288,900
Current assets	698,488	-	698,488	4,402,990	(165,749)	4,237,241
Bonds and securities	149	-	149	302,398	(165,749)	136,649
Noncurrent assets	16,622,075	(146,067)	16,476,008	26,031,219	20,440	26,051,659
Deferred income tax and social contribution	47,462	-	47,462	803,477	10,878	814,355
Investments	14,111,959	(146,067)	13,965,892	2,334,950	9,562	2,344,512
Liabililties	17,320,563	(146,067)	17,174,496	30,434,209	(145,309)	30,288,900
Noncurrent liabililties	1,386,559	-	1,386,559	9,622,727	31,995	9,654,722
Provisions for legal claims	152,944	-	152,944	1,241,343	31,995	1,273,338
Equity	14,864,165	(146,067)	14,718,098	15,155,446	(177,304)	14,978,142
Attributable to controlling shareholder's	14,864,165	(146,067)	14,718,098	14,864,165	(146,067)	14,718,098
Profit retention reserve	5,162,983	(146,067)	5,016,916	5,162,983	(146,067)	5,016,916
Attributable to non-controlling interest	-	-	-	291,281	(31,237)	260,044
STATEMENTS OF INCOME
Operational expenses / income	1,026,621	(62,878)	963,743	(823,536)	(55,284)	(878,820)
Equity in earnings of investees	902,731	(62,878)	839,853	221,695	(55,284)	166,411
Profit before financial results and taxes	1,026,621	(62,878)	963,743	2,044,102	(55,284)	1,988,818
Financial results	(13,057)	-	(13,057)	(565,744)	(28,912)	(594,656)
Financial revenue	321,056	-	321,056	896,553	7,383	903,936
Financial expenses	(334,113)	-	(334,113)	(1,462,297)	(36,295)	(1,498,592)
Operating profit	1,013,564	(62,878)	950,686	1,478,358	(84,196)	1,394,162
Income tax and social contribution	(54,914)	-	(54,914)	(530,568)	10,878	(519,690)
Deferred income tax and social contribution	(50,032)	-	(50,032)	58,754	10,878	69,632
Net income	958,650	(62,878)	895,772	947,790	(73,318)	874,472
Attributed to controlling shareholders	-	-	-	958,650	(62,878)	895,772
Attributed to non-controlling interest	-	-	-	(10,860)	(10,440)	(21,300)

The Company informs that, as a result of the restatement of the financial statements for the fiscal year ended December 31, 2017 and in accordance with article 133 of Law no. 6,404/76, the 63rd Shareholders’ Annual General Meeting, previously convened to occur on May 15, 2018, was postponed to June 15, 2018, at 9:30 am, in the Company’s headquarters, as previously disclosed in our statement of Material Fact No. 06/18. The documents related to the Annual Meeting will be filed again with the CVM on the date hereof. In view, in accordance with the Management's proposal for the allocation of Net Revenue verified in 2017, of the above, the shareholders who hold shares of the Company as of June 15, 2018 will be entitled to receive dividends paid pursuant to the proposal made by our Executive Board for the allocation of our net profits of 2017

Curitiba, May 14, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 15, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.